Exhibit 12

						Three Months
	Fiscal Year Ended June 30,					Ended
						Sept. 30,
	1999	2000	2001	2002	2003	2004

Ratio of earnings to fixed charges	26.9x	21.0x	22.2x	27.6x	6.4x	(11.4)x

     For purposes of computing the ratios of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges. Fixed charges represent interest expense and the portion of rents representative of interest related to continuing operations.